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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Crowley Maritime Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
228090 10 6
(CUSIP Number)
Thomas B. Crowley, Jr.
c/o Crowley Newco Corporation
555 12th Street
Suite 2130
Oakland, California 94607
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:

Richard Vernon Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105-2669
Tel. (415) 773-5700
May 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	228090 10 6	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS: Thomas B. Crowley, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		45,041

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,052

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,758

WITH	10	SHARED DISPOSITIVE POWER:

		38,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,093

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	94.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228090 10 6	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS: Molly M. Crowley

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		32,283

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	32,283

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.92%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228090 10 6	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS: Christine S. Crowley

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,360

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,360

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,360

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	228090 10 6	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS: Crowley Newco Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	I.R.S. Identification No. 20-8536347

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Signature

     This Amendment No. 1 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed with the Securities and Exchange Commission on March 19, 2007 (the “Original Schedule”), by the persons filing this amendment. Capitalized terms used in this Amendment No. 1 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the Original Schedule.
          Item 3. Source and Amount of Funds or Other Consideration.
          Item 3 is hereby supplemented and amended to add the following information:
          On May 8, 2007, Crowley Newco completed the acquisition of shares of the Issuer contemplated by the Crowley Contribution Agreement and the Plan Contribution Agreement, issuing to the Plans and the members of the Crowley Group the numbers of shares of Newco Common and Newco Class N, in exchange for all of their equity in the Issuer set forth below:
Prior to exchange pursuant to Crowley Contribution Agreement and Plan Contribution Agreement
COMMON

Registered Holder	Shares
Christine S. Crowley	684
Crowley Asset Management, L.P.	4,355
The Non-Exempt Trust FBO Adrienne Crowley	1,896
The Thomas B. Crowley Jr. Separate Property Trust	2,189
The Annual Exclusion Trust FBO Adrienne Crowley	767
The Crowley Family Generation Skipping Trust U/T/A Dtd. 12/04/91	1,500
Crowley Maritime Corporation Employee Stock Ownership Plan	3,003
Crowley Maritime Corporation Retirement Stock Plan	8,089
Crowley Maritime Corporation Stock Savings Plan	3,503
The Marital Trust Under The Thomas B. Crowley Trust	32,601
PREFERRED

Registered Holder	Shares
Crowley Asset Management, L.P.	15,211
The Thomas B. Crowley Jr. Separate Property Trust	63,889
The Crowley Family Generation Shipping Trust U/T/A Dtd. 12/04/91	9,846
The Marital Trust Under The Thomas B. Crowley Trust	225,848
CLASS N

Registered Holder	Shares
The Marital Trust Under The Thomas B. Crowley Trust	46,138

(Page 6 of 11 Pages)

After exchange pursuant to Crowley Contribution Agreement
and Plan Contribution Agreement
COMMON

Registered Holder	Shares
Christine S. Crowley	684
Crowley Asset Management, L.P.	5,676
The Non-Exempt Trust FBO Adrienne Crowley	1,896
The Thomas B. Crowley Jr. Separate Property Trust	7,740
The Annual Exclusion Trust FBO Adrienne Crowley	767
The Crowley Family Generation Skipping Trust U/T/A Dtd. 12/04/91	2,355
The Crowley Maritime Corporation Employee Stock Ownership Plan	3,003
The Crowley Maritime Corporation Retirement Stock Plan	8,089
The Crowley Maritime Corporation Stock Savings Plan	3,503
The Marital Trust Under The Thomas B. Crowley Trust	32,283
CLASS N

Registered Holder	Shares
The Marital Trust Under The Thomas B. Crowley Trust	66,282
          With respect to the transactions described in Item 4 of this Schedule, the Reporting Persons estimate that the amount of funds required to purchase all of the shares of Common Stock validly tendered and not withdrawn and to pay for the balance of the equity of the Issuer in connection with the Merger (described in Item 4) is approximately $98,000,000. The funds required for these purposes have and will come from a draw under the Issuer’s revolving credit facility and otherwise from the Issuer’s cash and cash equivalents.
     Item 4. Purpose of Transaction.
     Item 4 is hereby supplemented and amended to add the following information:
     On May 7, 2007, the Offer expired at 5:00 p.m. New York City time.
     On May 8, 2007, Crowley Newco accepted for payment, and thereby purchased, 30,757 shares of Common Stock validly tendered in the Offer and not withdrawn (including 115 shares tendered subject to guaranteed delivery) and subsequently purchased the Issuer equity under the Crowley Contribution Agreement and the Plan Contribution Agreement described in Item 3. Thereafter, Crowley Newco merged with and into the Issuer (the “Merger”). The Issuer is the surviving corporation of the Merger (the “Surviving Corporation”). In the Merger, (i) each outstanding share of Common Stock and Company Series A Preferred held of record by stockholders other than Crowley Newco ceased to be outstanding, and such stockholders of record are now entitled to receive from the Issuer, the sum of $2,990 in cash for each such share of Common Stock and

(Page 7 of 11 Pages)

$249.16 (plus all unpaid cumulative dividends thereon to the date of the Merger) in cash for each share of Company Series A Preferred, (ii) each outstanding share of Common Stock, Company Series A Preferred Stock and Company Class N owned of record by Crowley Newco ceased to be outstanding, without any payment being made in respect thereof; and (iii) each share of Newco Common Stock was converted into one (1) share of Common Stock, and each share of Newco Class N was converted into one (1) share of Company Class N.
     The Issuer has never paid dividends on the Common Stock. Any payment of future dividends on the Common Stock of the Surviving Corporation will be at the discretion of the Board of Directors of the Surviving Corporation and will depend upon, among other things, the Surviving Corporation’s earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Board of Directors of the Surviving Corporation may deem relevant. The restrictive covenants of the Issuer’s financing agreements restrict the Issuer from repurchasing shares of any class of capital stock or declaring or paying any dividend, provided that it may repurchase Common Stock from employee stock ownership plans and pay dividends in any twelve-month period so long as the combined cost does not exceed $15.0 million.
     The Issuer is filing a Form 15 to terminate the registration of the Common Stock under the Securities Exchange Act of 1934, as amended.
     Item 5. Interest in Securities of the Issuer.
          Item 5 is hereby supplemented and amended to add the following information:
          The information below reflects the beneficial ownership of the Reporting Persons after giving effect to the Contribution Agreements.

Thomas B. Crowley, Jr.

(a)	62,093 shares (94.09% of class)

(b)	Sole Power to Vote: 45,041 shares[1]
Shared Power to Vote: 17,052 shares[2]
Sole Power to Dispose: 12,758 shares[3]

[1]	Includes 32,283 shares of Common Stock held by the Marital Trust under the Thomas B. Crowley Trust (the “Marital Trust”); and 12,758 shares of Common Stock held by The Non-Exempt Trust FBO Adrienne Crowley, The Thomas B. Crowley, Jr. Separate Property Trust, The Annual Exclusion Trust FBO Adrienne Crowley and The Crowley Family Generation Shipping Trust U/T/A Dtd. 12/04/91 (the “Other Trusts”).

[2]	Includes (a) 684 shares of Common Stock held by Christine S. Crowley and (b) 5,676 shares of Common Stock held by Crowley Asset Management, L.P. (the “Partnership”). Because Mr. Crowley is Ms. Crowley’s spouse in the case of the 684 shares and because he has the power to remove her as general partner of the Partnership in the case of the Partnership shares, Mr. Crowley may be treated as sharing voting power and dispositive power with Ms. Crowley over the shares. Also includes 8,089 shares of Common Stock held by the Crowley Maritime Corporation Retirement Stock Plan (the “RSP”) and 2,603 unallocated shares of Common Stock held by the Crowley Maritime Corporation Employee Stock Ownership Plan (for which plans the power to vote the shares is held by a three-member Administrative Committee), but as to which Mr. Crowley by virtue of his control of more than 50% of the Company’s voting power, could obtain the right to vote within 60 days and as to which Mr. Crowley disclaims beneficial ownership.

[3]	Consists of the shares held by the Other Trusts.

(Page 8 of 11 Pages)

	Shared Power to Dispose:	38,643 shares[4]

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

Molly M. Crowley

(a)	32,283 shares[5] (48.92% of class)

(b)	Sole Power to Vote: 0 shares
Shared Power to Vote: 0 shares
Sole Power to Dispose: 0 shares
Shared Power to Dispose: 32,283 shares

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

Christine S. Crowley

(a)	6,360 shares[6] (9.64% of class)

(b)	Sole Power to Vote: 0 shares
Shared Power to Vote: 6,360 shares
Sole Power to Dispose: 0 shares
Shared Power to Dispose: 6,360 shares

(c)	Not applicable

(d)	Not applicable

[4]	Consists of (a) 684 shares held by Christine S. Crowley, (b) 5,676 shares held by the Partnership and (c) 32,283 shares held by the Marital Trust.

[5]	Consists of shares of Common Stock held by the Marital Trust.

[6]	Includes 684 shares of Common Stock held in Ms. Crowley’s name and 5,676 shares of Common Stock held by the Partnership.

(Page 9 of 11 Pages)

(e)	Not applicable

Crowley Newco Corporation

(a)	0 shares[7]

(b)	Sole Power to Vote: 0 shares
Shared Power to Vote: 0 shares
Sole Power to Dispose: 0 shares
Shared Power to Dispose: 0 shares

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

[7]	On May 8, 2007, Crowley Newco closed on its acquisitions of 58,587 shares of Common Stock, 314,794 shares of Company Series A Preferred Stock and 46,138 shares of Company Class N under the Crowley Contribution Agreement and the Plan Contribution Agreement. It also accepted for payment 30,757 shares (including 115 shares subject to guaranteed delivery) in the Offer. Thereafter it merged with and into the Issuer.

(Page 10 of 11 Pages)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 8, 2007

/s/ Thomas B. Crowley, Jr.
Thomas B. Crowley, Jr.

/s/ Molly M. Crowley
Molly M. Crowley

/s/ Christine S. Crowley
Christine S. Crowley

Crowley Newco Corporation
/s/ Thomas B. Crowley, Jr.
By: Thomas B. Crowley, Jr.
Title:	President

(Page 11 of 11 Pages)